FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 28 February 2018 (the "RBS Group Final Terms") for The Royal Bank of Scotland Group plc ("RBS Group") €1,500,000,000 Fixed to Floating Rate Notes due March 2026 (the "RBS Group Notes") issued under the £90,000,000,000 Euro Medium Term Note Programme of RBS Group and The Royal Bank of Scotland plc ("RBS") (the "Programme");

Final Terms dated 28 February 2018 (the "RBS 2 Year Final Terms") for RBS €1,750,000,000 Floating Rate Notes due March 2020 (the "RBS 2 Year Notes") issued under the Programme; and

Final Terms dated 28 February 2018 (the "RBS 4 Year Final Terms", together with the RBS Group Final Terms and the RBS 2 Year Final Terms, the "Final Terms") for RBS €1,500,000,000 0.625 per cent. Notes due 2 March 2022 (the "RBS 4 Year Notes", together with the RBS Group Notes and the RBS 2 Year Notes, the "Notes") issued under the Programme.

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2017 and the supplemental prospectuses dated 3 January 2018 and 23 February 2018 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3118G_-2018-2-28.pdf

http://www.rns-pdf.londonstockexchange.com/rns/3118G_1-2018-2-28.pdf

http://www.rns-pdf.londonstockexchange.com/rns/3118G_2-2018-2-28.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Date: 28 February 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary